March 19, 2025

Chris P. Gropp
Vice President and Chief Financial Officer
PHINIA Inc.
3000 University Drive
Auburn Hills, MI 48326

       Re: PHINIA Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Form 8-K Filed February 13, 2025
           File No. 001-41708
Dear Chris P. Gropp:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 29

1. We note your presentation of adjusted net earnings per diluted share on page 32 and have the following comments:
           Please revise future filings to clearly identify this measure as a non-GAAP measure. Refer to Rule 100(b) of Regulation G, along with the first bullet point under Question 100.05 of our Compliance & Disclosure Interpretations on Non-
          GAAP Financial Measures.
           We note you present "Adjusted earnings per diluted share" as a bold heading within your analysis of Results of Operations on a consolidated basis. Please revise future filings to first provide a bold heading and brief discussion of GAAP earnings per diluted share to avoid giving prominence to the non-GAAP measure.
          Refer to Item 10(e)(1)(i)(A) of Regulation S-K, along with the fourth bullet point under Question 102.10(a) of our Compliance & Disclosure
Interpretations
 March 19, 2025
Page 2

           on Non-GAAP Financial Measures.
             The introductory sentence above your reconciliation indicates that the adjusting items in this non-GAAP measure are "not reflective of the Company's ongoing operations." Since the line item titled "intangibles amortization expense" appears to represent normal, recurring amortization of certain intangible assets with 14-15 year useful lives, your current disclosure does not appear to fully explain why you believe this non-GAAP measure provides useful information to your investors.
           Please refer to Item 10(e)(1)(i)(C) of Regulation S-K and revise future filings accordingly.
             We note you provide on page 4 some broad statements regarding non-GAAP financial measures contained in your Form 10-K. To the extent these disclosures are intended to satisfy any of the disclosure requirements of Item 10(e) of
           Regulation S-K for your presentation of adjusted net earnings per diluted share on page 32, for the ease of your investors, please revise future filings to either provide a cross-reference to your disclosures on page 4 or consider moving the disclosures that currently appear on page 4 to be in close proximity to your presentation of adjusted net earnings per diluted share on page 32. Liquidity and Capital Resources, page 33

2.     We note your analysis of cash flows from operating activities on page
34. Please
       revise future filings to provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also ensure that your disclosures are not merely a recitation of changes evident from the cash flow statements. Refer to
Item 303(a) of
       Regulation S-K and Section IV.B. of SEC Release No. 33-8350.
Form 8-K Filed February 13, 2025
Exhibit 99.1, page 1

3. We note the presentation of various non-GAAP financial measures within your earnings release and have the following comments:
           Please tell us where you have made the disclosures required by Item 10(e)(1)(i)(C) of Regulation S-K, or revise future earnings releases to clearly
           provide such disclosures. If the definition of each non-GAAP measure seen on pages 9-10 is intended to satisfy this requirement, please revise future earnings releases to better explain why each non-GAAP measure provides useful information to your investors. To the extent any such explanation indicates the
           adjustments are for items "not reflective of the Company's ongoing operations"
           but the adjustments include normal, recurring amortization expense, please revise future earnings releases to provide a more robust explanation that addresses why you believe the exclusion of amortization expense provides useful information to your investors.
           We note that several of your non-GAAP measures include adjustments for
 March 19, 2025
Page 3

          "separation and transaction costs" and "(gains) losses for other one-time events."
          We further note that the exact nature of these items is not immediately apparent from their titles, such that additional narrative may be needed to clarify what these adjustments represent. Please revise future earnings releases to provide your investors with additional detail about the nature of these adjustments, such as the additional context and descriptions provided within Note 4 to the audited financial statements in your Form 10-K.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer Thompson at 202-551-3737 or Hugh West at 202-551-3872
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing